EXHIBIT 99(c)

NOTIFICATION FORM FOR TRANSACTIONS IN SECURITIES BY MEMBERS OF THE BOARD OF DIRECTORS AS WELL AS MEMBERS OF THE SUPERVISORY BOARD (SECTION 2a Wmz 1996)

PART I

1.   Name of the issuing institution: Unilever N.V.

2.   Name of the person obliged to notify: N.W.A. FitzGerald

3. Statement of the total number of securities prior to the transaction (NB: with respect to the initial notification, you only have to fill out questions 1 and 2, the table below and part II of this form):

--------------------------- ---------------- -----------  -----------  ---------
Type of security            Name of the      Number of    Total        Total
                            issuing          securities   capital      voting
                            institution                                rights
--------------------------- ---------------- -----------  -----------  ---------
--------------------------- ---------------- -----------  -----------  ---------
Ordinary share, nominal     Unilever N.V.    17,876       NLG 20,011.0 200,110
value NLG 1.12
--------------------------- ---------------- -----------  -----------  ---------
--------------------------- ---------------- -----------  -----------  ---------
Employee option on ordinary Unilever N.V.    114,290      0            0
share of nominal value
NLG 1.12
--------------------------- ---------------- -----------  -----------  ---------

SORT OF SECURITY INVOLVED IN THE TRANSACTION

4.    type of security                       : Options on ordinary shares
      Share/Convertible bond/Option/Warrant/Other)

5.    To be filled out if applicable

      Nominal value of the (underlying) share: NLG 1.12 ((euro)0.51)

      Option series                          : Unilever Nederland Aandelen
                                               Optieplan

      Exercise price/conversion rate         : EUR 53.80

      Expiration date                        : 13 May 2009

Transaction in the security indicated in questions 4 and 5

6.    Transaction date                       : 13 may 2004


7a.   Number of securities acquired
      in the transaction(1)                  : 50 options on ordinary shares

b.    Number of securities sold in
      the transaction                        : not applicable

8.    Purchase price and/or selling price    : not applicable

9.    Transaction according to an
      investment management agreement        :   O YES      X NO

10.   Statement of the total number of securities after the transaction:

--------------------------- ---------------- -----------  -----------  ---------
Type of security            Name of the      Number of    Total        Total
                            issuing          securities   capital      voting
                            institution                                rights
--------------------------- ---------------- -----------  -----------  ---------
--------------------------- ---------------- -----------  -----------  ---------
Ordinary share, nominal     Unilever N.V.    17,876       NLG 20,011.0 200,110
value NLG 1.12
--------------------------- ---------------- -----------  -----------  ---------
--------------------------- ---------------- -----------  -----------  ---------
Employee option on  of      Unilever N.V.    114,340      0            0
ordinary share of nominal
value NLG 1.12
--------------------------- ---------------- -----------  -----------  ---------

--------------------------------------------------------------------------------
NOTIFICATION UNDER THE `REGULAR' Wmz 1996
--------------------------------------------------------------------------------

In the event that the percentage of your holding in the issuing institution comes within a bandwidth other than that immediately prior to the acquisition or disposal, you are also obliged to notify the percentage of your holding according to section 2 of the Wmz 1996. You can fill out the required information below.

Capital Interest (total)      %           Voting Rights (total)     %
- Direct actual               %           - Direct actual           %
- Direct potential            %           - Direct potential        %
- Indirect actual             %           - Indirect actual         %
- Indirect potential          %           - Indirect potential      %

          Denominator Capital Interest (euro) .....................
          Denominator Voting Rights .......................(number)

1.   Is this the first notification under
     section 2 of the Wmz 1996:                    yes        no

2.   Is this the first notification the
     issuing institution concerned:                yes        no

3. If a notification relates to an indirect interest, the applied allocation rule(s) must be indicated.

The allocation rules are;
- the Capital interest and/or Voting rights
  are at the disposal of a subsidiary               O
- the Capital interest and/or Voting rights
  are held by a third party for the account of
  the Person subject to notification duty           O
- the Voting rights are pursuant to a voting
  rights agreement                                  O

 -------------------------------------------------------------------------------
PART II NOTIFICATION FORM SECTION 2a Wmz 1996
--------------------------------------------------------------------------------

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

Address of the person obliged to notify      : XXX

Postal code & residence of the person
obliged to notify                            : XXX

What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. Member of the Board of Directors           :  X YES        NO
2. Member of the Board of Directors
   of an affiliated company                   :    YES      X NO
3. Member of the Supervisory Board            :    YES      X NO
4. Member of the Supervisory Board
   of an affiliated company                   :    YES      X NO

Is the notification made through the
Compliance Officer of the issuing institution :  X YES        NO

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

Name of the Contact person                    Date: 17 May 2004
Mr. K.G.E. Henquet
Unilever N.V.
Postbus 760
3000 DK Rotterdam
Telephone: +31-10-2174094
Telefax:: +31-10-2174419
E-mail:karlijn.henquet@unilever.com




Signature:____________________
          J.A.A. van der Bijl
          Compliance Officer

______________________________

(1) You also need to provide a statement of all the securities of the own issuing institution as well as affiliated institutions that are being held for your account prior to as well as after the transaction. This statement can be filled out in the tables under questions 3 and 10!